September 7, 2016

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:  Mara L. Ransom, Assistant Director
Office of Consumer Products

Re:        Liberty Interactive Corporation
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 26, 2016
Form 10-K/A
Filed April 29, 2016
File No. 001-33982

Dear Ms.  Ransom:

Set forth below are responses to the comments contained in your letter to Gregory B. Maffei, President and Chief Executive Officer of Liberty Interactive Corporation (“Liberty” or the “Company”), dated August 24, 2016, regarding Liberty’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 (the “Form 10-K”), filed with the Securities and Exchange Commission (the “Commission”) on February 26, 2016, as amended by Amendment No. 1 thereto, filed with the Commission on April 29, 2016 (the “Form 10-K/A”).  For your convenience, each of our responses below are preceded by the Staff’s comment. All section references and page references refer to the respective corresponding sections and pages in the Form 10-K or Form 10-K/A, as the case may be, unless otherwise noted.  Defined terms used and not otherwise defined in this letter have the meanings ascribed to them in the Form 10-K and Form 10-K/A.

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Form 10-K for Fiscal Year Ended December 31, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations – Businesses, page II-18

1.Comment:  Similar to your discussion of the QVC Group in the Results of Operations–Businesses subsection, in future filings please organize the remainder of this section into separate discussions of the QVC Group and the Ventures Group.

Response:  The Company acknowledges the Staff’s comment and respectfully submits the following response. As discussed with the Staff by telephone, none of the individual Digital Commerce Businesses attributed to the Ventures Group materially impacts, on a standalone basis, the Company’s financial results.  This is due to the past sale of Provide and Backcountry, the completed spin-off of CommerceHub, and the Company’s announced intention to split off Bodybuilding and its interest in Expedia.  Accordingly, the Company does not

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believe that a separate discussion of the Ventures Group in the Results of Operations–Businesses subsection would provide any additional material information.  If there is a material change in the asset composition of the Ventures Group or in the impact of any individual business or asset on the Company’s financial results, the Company would provide, in future filings, a separate discussion of the Ventures Group in the Results of Operations – Businesses subsection.

2.Comment:  In future filings, please revise to explain the operating results of the constituent assets from Ventures Group’s “Corporate and other” category, with a view to providing greater insight into the performance of those assets individually as opposed to in the aggregate. Refer to Item 303(a)(3) of Regulation S-K.

Response:  The Company acknowledges the Staff’s comment and respectfully submits the following response. As discussed above, none of the Digital Commerce businesses are discussed separately because the individual operating results of each Digital Commerce business do not materially impact the Company’s financial results.  Accordingly, the Company does not believe that separately discussing the results of each constituent asset of the Ventures Group would provide any additional material information.  If this were to change, the Company would, in future filings, revise its disclosure with respect to the constituent assets from the Ventures Group’s “Corporate and other” category as requested in the Staff’s comment.

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2015

3.Comment:  We note that the growth metrics in the second table of page 14 do not appear to be derivable from the “Actual/Forecast” percentages from the first table. In future filings, please disclose how you derived the growth metrics percentages. For example, disclose whether the board used its discretion or a formula. Please tell us what this disclosure will look like.

Response:  As a preliminary matter, the Company’s 2015 performance-based bonus program was structured to comply with Section 162(m) of the Internal Revenue Code of 1986, as amended (“Section 162(m)”), and no payments could have been made under the program unless the Compensation Committee of the Company’s Board of Directors (the “Committee”) had determined that the Threshold was exceeded. The Committee’s consideration of the individual and corporate performance components following that determination is intended to aid the Committee in exercising its negative discretion to reduce the named executive officers’ maximum bonus payments.

The corporate performance component of the 2015 performance-based bonuses was based solely on year-over-year growth in revenue and Adjusted OIBDA and performance against budgeted free cash flow.  When the Committee reviewed the Company’s 2015 performance in December 2015, it reviewed forecasted results for fiscal year 2015 to determine year over year growth in revenue and Adjusted OIBDA and performance against budgeted free cash flow.  The Company included the first table on page 14 of the Form 10-K/A, as it has in the past in response to comments received from the Staff in December 2012, to show how actual results for 2015 compared with the Company’s forecasted 2015 results.

The growth metric percentages and free cash flow achievement reported in the second table on page 14 of the Form 10-K/A were derived as described below.  Each year, the Committee rates the results for each of the revenue growth, Adjusted OIBDA growth and free cash flow performance components on a scale of 1 to 10 based on a corporate performance grid approved by the Committee early in the performance period.  The corporate performance grid assigns a payout percentage to each rating, with “1” corresponding to a 10% payout, “5” corresponding to a 50% payout and “10” corresponding to a 100% payout for that component.  An incremental increase in any of these components would result in a higher rating and a higher payout percentage, with payouts being interpolated when the results fall between the grid’s ratings.  After the Committee has assigned a rating to each component, the corresponding payout percentage is then multiplied by the respective component’s weighting

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and summed together to determine a percentage payable for each named executive officer.  For the 2015 Corporate Performance Bonuses, revenue growth, Adjusted OIBDA growth and free cash flow performance were weighted 25%, 50% and 25%, respectively.

In future filings, the Company will include disclosure substantially similar to the foregoing paragraph in its discussion of the Corporate Performance Bonus subsection.

4.Comment:  In future filings, please disclose how you derived the percentages of the LIC Maximum Corporate Bonuses payable to each officer, as shown in the third table of page 14. Please tell us what this disclosure will look like.

Response:  The percentages of the LIC Maximum Corporate Bonuses payable to each officer were 82.45%, which is the sum of the achievement levels for revenue growth, Adjusted OIBDA growth and free cash flow performance reported in the second table on page 14 of the Form 10-K/A.  Accordingly, the percentages payable reported in the third table on page 14 of the Form 10-K/A (“Table 3”) should have been 82.45%.  The payments reported in the Aggregate Dollar Amount column of Table 3 were accurately reported, however.  When the payments were divided by 82.45%, it resulted in LIC Maximum Corporate Bonus amounts slightly higher than the amounts reported in Table 3.  In future filings, the Company will endeavor to ensure consistency between these tables to avoid confusion in the future.

5.Comment:  Please explain how the Corporate Performance Bonus is properly characterized as non-equity incentive plan compensation, as defined under Item 402(a)(6)(iii) of Regulation S-K. Please refer to Compliance and Disclosure Interpretations – Regulation S-K Question 119.02.

Response:  The Company does not believe that the Committee’s use of negative discretion based on its consideration of individual and corporate performance should disqualify the 2015 performance-based bonus program, including the Corporate Performance Bonus component, from being characterized as non-equity incentive compensation as defined in Regulation S-K Item 402(a)(6)(iii).  Regulation S-K Question 119.02 of the Compliance and Disclosure Interpretations specifically states that “amounts earned under a plan that meets the definition of a non-equity incentive plan, but that permits the exercise of negative discretion in determining the amounts of bonuses, generally would still be reportable in the Non-equity Incentive Plan Compensation column.”

In February 2015, the Committee approved the terms of the 2015 performance-based bonus program, including the corporate performance measures discussed herein. The program was structured to comply with Section 162(m).  As discussed on page 11 of the Form 10-K/A, no amounts would have been payable under the program, unless the minimum corporate performance objective established by the Committee was achieved.  For 2015, the minimum corporate performance objective required combined Adjusted OIBDA of QVC and the Digital Commerce Companies for the year ended December 31, 2015 to exceed $750 million (referred to as the Threshold in the Form 10-K/A). The Threshold was exceeded for 2015, and the participants in the program, including the named executive officers, were eligible to receive bonuses up to their maximum bonus amounts.  The Committee then reviewed the individual performance measures (weighted 60%) discussed on pages 12-13 of the Form 10-K/A, as well as the corporate performance measures (weighted 40%) discussed herein, to reduce each named executive officer’s final bonus payment from his respective maximum bonus.

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We inform you that:

•	We are responsible for the adequacy and accuracy of the disclosure in the Form 10-K and the Form 10-K/A;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing or require further information, please contact the undersigned at (720) 875-4333.

Very truly yours,
/s/ Christopher W. Shean
Christopher W. Shean

cc:Renee L. Wilm – Baker Botts
H. Michael Keys - KPMG